[National City letterhead]
February 6, 2008
By Federal Express and facsimile to (202) 772-9208 and filed via EDGAR
Mr. Christian N. Windsor
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	National City Corporation Definitive 14A, Filed March 7, 2007 File No. 01-10074 Responses to Comment Letter dated November 30, 2007
Dear Mr. Windsor:
     On behalf of National City Corporation (“National City”), this letter responds to your letter dated November 30, 2007 (the “Comment Letter”) providing additional comments to the executive compensation and other related disclosure items included in National City’s definitive proxy statement filed on March 7, 2007.
     Each of the Securities and Exchange Commission staff’s comments has been reproduced below, followed by National City’s response. National City will incorporate each response, as appropriately updated, in future proxy statements, subject to any additional comments you may have. In some cases the response includes a reference to an attached exhibit.
     National City acknowledges that:
•	National City is responsible for the adequacy and accuracy of the disclosure in its proxy statement and the response to the Comment Letter;

•	staff comments or changes to disclosure in response to the Comment Letter do not foreclose the Commission from taking any action with respect to the filing; and

•	National City may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,
/s/ David L. Zoeller
David L. Zoeller
Executive Vice President, General Counsel and Secretary

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
February 6, 2008

Annual Incentive Plan, page 23
1.	In your response to prior comment 9, you indicate that you believe that disclosure of the performance targets and strategic objectives used to determine awards under the MIP and other incentive programs are confidential because their disclosure would result in competitive harm. Please confirm that you will disclose the targets or provide the staff with a more detailed analysis supporting your conclusion that the disclosure of the targets would result in competitive harm. Please provide as detailed analysis as possible, discussing in particular, how disclosure of targets for past periods would cause competitive harm. Please also discuss any differences in the confidentiality between corporate level and business level performance targets.
Response:
In response to comment 1, National City will include in its 2008 proxy statement the disclosure of 2007 corporate level and business level performance targets. National City will incorporate this presentation, as appropriately updated, in future proxy statements. In the event such targets change, National City reserves its rights under Instruction 4 to Item 402(b) under Regulation S-K for its proxy statements to be filed in 2009 and thereafter.
Summary Compensation Table, page 23
2.	It appears that while the overall size of the payment under your Long Term Incentive Plan was measured using a cash based valuation, a portion of the award is an equity award. In 2006, the Compensation Committee determined that 50% of the awards under the LTIP should be made in the form of an equity award that vested over a two year period. The value of those awards should be presented based upon the amount expensed during the relevant period. Please refer to Release 33-8765 and Item 402(c)(v) and (vi) of Regulation S-K. To the extent that you believe that the required tabular presentation should be supplemental to explain the awards made as compensation for services performed by the named executive officers during the relevant year, please provide appropriate disclosure in the narrative discussion that accompanies the Summary Compensation Table or in the Compensation Discussion and Analysis. Please refer to Item 402(b) and 402(e) of Regulation S-K.
Response:
In response to comment 2, Exhibit A sets forth a revised Summary Compensation Table with footnotes and the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table (the Summary Compensation Table portion) that discloses equity awarded under the Long-Term Cash and Equity Incentive Plan (“LTIP Awards”)

Mr. Christian N. Windsor, Special Counsel
Securities and Exchange Commission
February 6, 2008

in the Stock Awards column in accordance with FAS123R and cash awarded pursuant to LTIP Awards under the Non-Equity Incentive Plan Compensation column. National City will incorporate this presentation, as appropriately updated, in future proxy statements.

3.	In your response to prior comment 12 you point to Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K. However, this instruction does not apply to awards granted under non-equity incentive plans. Those portions of awards granted under the MIP to Mr. Frate or any other named executive officer that were paid in the form of stock and were expensed under FAS123R should be reported in the equity columns of the Summary Compensation Tables as they are expensed. Please revise as applicable.
Response:
In response to comment 3, Exhibit A sets forth a revised Summary Compensation Table with footnotes and the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table (the Summary Compensation Table portion) that discloses equity awarded under the Management Incentive Plan for Senior Officers (“MIP”) in the Stock Awards column in accordance with FAS123R and cash awarded under the MIP under the Non-Equity Incentive Plan Compensation column. National City will incorporate this presentation, as appropriately updated, in future proxy statements.

Exhibit A
Executive Compensation
     The following table sets forth, together with certain other information, the compensation earned during fiscal year 2006 by (i) David A. Daberko, the chairman and chief executive officer, (ii) Jeffrey D. Kelly, the chief financial officer, and (iii) the three other most highly compensated executive officers of National City and its subsidiaries. The executive officers listed in the Summary Compensation Table below are referred to in this Proxy Statement as the Named Executive Officers.
SUMMARY COMPENSATION TABLE

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)(1)	($)	($)(2)	($)(2)	($)(3)	($)(4)	($)(5)	($)
D.A. Daberko	2006	1,000,000	0	1,973,233	2,658,372	2,586,020	0	500,671	8,718,296
Chairman of the Board and Chief Executive Officer

J.D. Kelly	2006	555,000	337,906	1,761,134	312,591	1,353,321	384,573	137,768	4,842,293
Vice Chairman and Chief Financial Officer

P.E. Raskind	2006	570,000	163,861	1,407,617	311,229	1,408,785	223,384	97,220	4,182,096
President

W.E. MacDonald III	2006	695,833	0	336,862	758,243	1,956,325	640,277	2,122,961	6,510,501
Vice Chairman

D.J. Frate	2006	437,500	100,000	881,013	873,774	625,115	46,548	81,853	3,045,803
Executive Vice President
__________
(1)	$139,167 of Mr. MacDonald’s 2006 salary was deferred under the 2004 Deferred Compensation Plan. Mr. MacDonald retired at the end of 2006.

(2)	Amounts represent the 2006 compensation cost calculated in accordance with FAS 123R. The Black-Scholes option pricing model is utilized to estimate the fair value of stock option awards, while the market price of National City’s Common Stock at the date of grant is used to estimate the fair value of restricted stock awards. Reference is made to the disclosure regarding these valuations included in National City’s 2006 Annual Report, previously delivered and filed with the Securities and Exchange Commission on February 8, 2007, in the following sections of the Notes to Consolidated Financial Statements: Note 1 — Basis of Presentation and Significant Accounting Policies, Share-Based Payment, page 50; Note 2 — Recent Accounting Pronouncements, Share-Based Payment, page 52; and Note 23 — Stock Options and Awards, pages 74-76.

No awards were forfeited by any of the Named Executive Officers in 2006.

With respect to Mr. MacDonald, the amount in the All Other Compensation column includes the FAS 123R unamortized expense on stock and option awards that was accelerated in connection with Mr. MacDonald’s retirement. See footnote (5) for an explanation of the amount included.

As noted in the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table below, amounts in the Stock Awards and Option Awards columns include annual awards and, for Messrs. Kelly and Raskind, special performance and retention awards. Amounts in the Stock Awards column also include awards granted under the MIP and LTIP Awards. In the Grants of Plan-Based Awards table, the 2006 annual awards are disclosed in the All Other Stock Awards and the All Other Option Awards columns. The 2006 special retention awards are disclosed in the All Other Stock Awards column. The 2006 special performance awards are disclosed in the Estimated Future Payouts Under Equity Incentive Plan Awards column. Opportunities to participate in the MIP and pursuant to LTIP Awards for the performance period commencing January 1, 2006, which were awarded in October 2005, are disclosed in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column.

See the discussion of Stock Awards and Option Awards and of Non-Equity Incentive Plan Compensation under the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table below for information regarding equity compensation earned under the MIP and pursuant to LTIP Awards for the respective performance periods ending December 31, 2006, as the Stock Awards and Option Awards columns in the Summary Compensation Table disclose 2006 compensation cost calculated in accordance with FAS 123R for all equity, including the equity portions awarded under the MIP and pursuant to LTIP Awards.

(3)	The amounts in the Non-Equity Incentive Plan Compensation column include the cash portion awarded under the MIP and pursuant to LTIP Awards for the respective performance periods ending December 31, 2006. Equity payouts awarded under the MIP and pursuant to LTIP Awards are disclosed in the Stock Awards column in accordance with FAS 123R. See the discussion of Stock Awards and Option Awards and of Non-Equity Incentive Plan Compensation under the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table below for information regarding compensation earned under the MIP and pursuant to LTIP Awards for the respective performance periods ending December 31, 2006. See also the Grants of Plan-Based Awards table, under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column, for opportunities awarded in October 2005 to participate in the MIP and pursuant to LTIP Awards for the performance period commencing January 1, 2006.

(4)	The amounts in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column include change in pension values only, as no Named Executive Officer received preferential earnings on nonqualified deferred compensation in 2006. Mr. Daberko’s actual change in pension value is a negative $312,616.

The value of earnings on deferred compensation is determined based on the investment options for deferred compensation. Deferred compensation may receive earnings credits equal to the returns of specific funds from which the Named Executive Officers may select. These funds include the Allegiant Money Market Fund, Allegiant S&P 500 Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Small Cap Index Fund and Vanguard European Stock Index Fund. National City does not guarantee the performance on any of the funds nor does National City augment the returns on the funds in any way. The rate of interest return on the money market fund for 2006 was below 120% of the Long-term Applicable Federal Rate as established in January 2006. All or a portion of the return on the bond and equity index funds is derived from a capital component which does not create preferential returns. Deferred compensation may also receive earnings credits equal to the returns of National City Common Stock. Phantom dividends credited on the stock are paid at the same rate and frequency as for all stockholders of National City. Therefore, there are no preferential nonqualified deferred compensation earnings to report for any Named Executive Officer.

(5)	The Compensation Committee approved the early retirement of Mr. MacDonald effective December 31, 2006. In connection with his retirement, the vesting of certain restricted stock awards totaling 63,126 shares and stock options on 213,750 shares accelerated to the date of his retirement. The value of these awards is included in the All Other Compensation column. The FAS 123R value of the accelerated vesting is $1,903,922, of which $964,800 is the full expense on the restricted stock awards and $939,122 is the full expense on the stock options. The year-end value of the shares for which vesting was accelerated is $2,307,887, calculated by multiplying the 63,126 shares of restricted stock for which vesting was accelerated by the National City Common Stock closing price of $36.56 at year-end. The year-end value of the options for which vesting was accelerated is $262,913, calculated by multiplying the 213,750 options for which vesting was accelerated by the National City Common Stock closing price of $36.56 at year-end less the exercise price.

The All Other Compensation column includes personal use of the corporate aircraft, security provided at a residence, personal expenses associated with memberships not exclusively used for business purposes, personal tax and financial planning, car allowance, parking allowance, company contributions to the 401(k) plan, life insurance premiums, imputed interest on split dollar insurance premiums, the dollar value of dividends paid on restricted stock awards and dividend equivalents paid on restricted stock unit awards not factored into the grant date fair value of the award and charitable matches. Additionally, as referenced directly above, $1,903,922 of Mr. MacDonald’s All Other Compensation amount is attributed to accelerated vesting in connection with his retirement. For each Named Executive Officer for whom the total value of all personal benefits exceeded $10,000 in 2006, the amount of incremental cost to National City for each personal benefit listed below, if applicable and to the extent such cost exceeded the greater of $25,000 or 10% of the total personal benefits for such Named Executive Officer, is as follows: personal use of the corporate aircraft: Mr. Daberko — $146,122 and Mr. MacDonald — $47,983. With respect to all other items that are not personal benefits, the amount of compensation included for each Named Executive Officer for each item whose value exceeded $10,000 in 2006 for the Named Executive Officer is as follows: (i) company contributions to the 401(k) plan totaled $15,180 for each Named Executive Officer; (ii) life insurance premiums: Mr. Daberko — $98,907; Mr. Kelly — $16,730; and Mr. MacDonald — $31,222; (iii) imputed interest on split dollar insurance premiums: Mr. Daberko — $31,924; and (iv) the dollar value of dividends paid on restricted stock awards and dividend equivalents paid on restricted stock unit awards not factored into the grant date fair value of the awards: Mr. Daberko — $177,127; Mr. Kelly — $85,232; Mr. Raskind — $82,040; Mr. MacDonald — $101,989; and Mr. Frate — $66,673.

Pursuant to an executive security program, National City requires the current chairman to use the corporate aircraft for all business and personal travel. The use of corporate aircraft is primarily for National City’s benefit, rather than for the personal benefit of the executive. Although National City views this cost as a business expense, the aggregate incremental cost for personal use of the corporate aircraft is included in the All Other Compensation column, to the extent that the incremental cost for personal use of the corporate aircraft combined with all other personal benefits for a given year exceeded $10,000. Since October 23, 2006, when Mr. Daberko entered into an aircraft time sharing agreement with a subsidiary of National City, Mr. Daberko has reimbursed National City the maximum amount permitted by Federal Aviation Administration regulations for his personal use of the corporate aircraft. The aggregate incremental cost of the personal use of the corporate aircraft is determined by adding all of the variable operating costs of the flight, including, but not limited to, fuel, maintenance, parts, engine restoration costs, landing and parking fees, crew expenses and catering and miscellaneous supplies, and the economic value of any disallowed tax deductions resulting from the personal use.

Commencing January 1, 2007, National City will no longer reimburse for club membership fees nor provide car allowances for Named Executive Officers. There were no tax gross-ups for 2006. The Named Executive Officers receive dividends on their restricted stock and dividend equivalents on their restricted stock units at the same rate and frequency as all stockholders of National City, and the value of the dividends not included in the grant date fair value of the restricted stock and restricted stock units was determined by using the amount of dividends paid.
NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE
AND
GRANTS OF PLAN-BASED AWARDS TABLE
Summary Compensation Table
Salary
     No amounts of salary in 2006 were forgone for the receipt of non-cash compensation for any Named Executive Officer. As noted in footnote (1) to the Summary Compensation Table, Mr. MacDonald is the only Named Executive Officer who deferred salary in 2006.
Bonus
     For Messrs. Kelly and Raskind, bonus includes vesting of retention awards granted in 2000 and/or 2001 under the National City Corporation Retention Plan for Executive Officers. For Mr. Frate, bonus includes a discretionary retention award granted in April 2005.
Stock Awards and Option Awards
     The amounts in the Stock Awards column consist of restricted stock and restricted stock units granted in 2006 and in prior years for which compensation costs were recognized under FAS 123R in 2006. These awards include stock granted pursuant to annual grants, special grants, under the MIP and pursuant to LTIP Awards. One half of the annual grant shares underlying these awards vest on the third anniversary of the grant date and the balance of the shares vest on the fourth anniversary of the grant date. Performance shares granted to Messrs. Raskind and Kelly vest based on performance over a four-year period. Retention awards granted to Messrs. Raskind and Kelly vest one-third per year commencing on the second anniversary of the grant date.
     Under the MIP, each Named Executive Officer may elect to receive all or a portion of his award in cash, restricted stock units or any combination of the same, except the Compensation Committee makes this election for Mr. Daberko. For the 2006 performance year, for stock elections, the awards of the restricted stock units were approved in February 2007 and will be granted in March 2007 and will vest in March 2008. For stock elections, a 15% premium is added to the amount of the award that will be issued in stock, and the number of shares of restricted stock granted is based on a closing price of National City Common Stock of $37.85 on January 31, 2007. For 2006, Mr. Frate was the only Named Executive Officer that received stock under the MIP. Mr. Frate received a total MIP award of $692,967, of which $192,027, which includes a $25,047 premium, will be paid in restricted stock units for which Mr. Frate will receive 5,073 restricted stock units. The amounts in the Stock Awards column with respect to stock awarded under the MIP includes stock for which compensation costs were recognized under FAS 123R in 2006, which may include stock and/or stock units granted in 2006 and in prior years.
     With respect to the LTIP Awards, for the three-year performance period ending December 31, 2006 (the “Performance Period”), the award was based on achieving a performance level between threshold and target. The Compensation Committee decides the form of the award payout, which may be in cash, restricted stock, restricted stock units, stock options, deferred cash or any combination of the same. The portion of the awards for the Performance Period that was paid in restricted stock units that were granted in January 2007 and will vest in January 2009. The number of restricted stock units granted is based on a closing price of National City Common Stock of $36.56 on December 29, 2006. For the Performance Period, Mr. Daberko received a total LTIP Award of $900,000, of which $449,980 was paid in restricted stock units for which Mr. Daberko received 12,308 restricted stock units. Mr. Kelly received a total LTIP Award of $381,458, of which $190,697 was paid in restricted stock units for which Mr. Kelly received 5,216 restricted stock units. Mr. Raskind received a total LTIP Award of $395,625, of which $197,790 was paid in restricted stock units for which Mr. Raskind received 5,410 restricted stock units. Mr. MacDonald received a total LTIP Award of $503,125, none of which was paid in restricted stock units. Mr. Frate received a total LTIP Award of $248,333, of which $124,158 was paid in restricted stock units for which Mr. Frate received 3,396 restricted stock units. The amounts in the Stock Awards column with respect to LTIP Awards includes stock for which compensation costs were recognized under FAS 123R in 2006, which may include stock and/or stock units granted in 2006 and in prior years.
     The amount for Mr. Daberko includes amounts eligible for accelerated vesting, as he is retirement eligible and the award agreement under which these shares were granted contains retirement acceleration provisions. The amounts in the Stock Awards column for Messrs. Kelly and Raskind include special retention and performance restricted stock unit awards made to each of them. The retention awards included non-compete provisions and vest over a period of four years. The performance awards vest based upon relative total stockholder return over a four-year period ending on the fourth anniversary of the award date. During the performance period, dividend equivalents will be received on the target restricted stock units. To the extent actual performance results in an award at an above target level, the recipient will receive a dividend equivalent payment at the end of the performance period on the incremental restricted stock units over target. The amount in the Stock Awards column for Mr. Frate includes a restricted stock award granted upon his hire in December 2003. The award vests over a four-year period from the grant date.
     The amounts in the Option Awards column consist of stock options granted in 2006 and in prior years for which compensation costs were recognized under FAS 123R in 2006. The options vest ratably over a four-year period (25% each year), except for additional options, which become exercisable six months after the date of grant.
     The amount for Mr. Daberko includes the full value of certain options, as he is retirement eligible and the award agreement under which these options were granted contains retirement acceleration provisions. The amount in the Option Awards column for Mr. Frate includes option awards granted upon his hire in December 2003. The award vests over a three-year period from the grant date.
     Each of the awards has been included in the table using the compensation cost valued in accordance with FAS 123R. Additional information regarding the accelerated vesting of Mr. MacDonald’s stock and option awards in connection with his retirement is provided below in the discussion of All Other Compensation.
Non-Equity Incentive Plan Compensation
     The amounts in the Non-Equity Incentive Plan Compensation column represent amounts earned by the Named Executive Officers under the MIP and pursuant to LTIP Awards that were paid, or will be paid, in cash.
     Under the MIP, each Named Executive Officer may elect to receive all or a portion of his award in cash, restricted stock units or any combination of the same, except the Compensation Committee makes this election for Mr. Daberko. For the 2006 performance year, for cash elections, awards will be paid in March 2007. For 2006, under the MIP, Mr. Daberko received a total MIP award of $2,136,000, all of which will be paid in cash. Mr. Kelly received a total MIP award of $1,162,560, all of which will be paid in cash. Mr. Raskind received a total MIP award of $1,210,950, all of which will be paid in cash. Mr. MacDonald received a total MIP award of $1,453,200, all of which will be paid in cash. Mr. Frate received a total MIP award of $692,967, of which $500,940 will be paid in cash.
     With respect to the LTIP Awards, for the three-year performance period ending December 31, 2006 (the “Performance Period”), the award was based on achieving a performance level between threshold and target. The Compensation Committee decides the form of the award payout, which may be in cash, restricted stock, restricted stock units, stock options, deferred cash or any combination of the same. Cash awards for the Performance Period were paid in January 2007. For the Performance Period, Mr. Daberko received a total LTIP Award of $900,000, of which $450,020 was paid in cash. Mr. Kelly received a total LTIP Award of $381,458, of which $190,761 was paid in cash. Mr. Raskind received a total LTIP Award of $395,625, of which $197,835 was paid in cash. Mr. MacDonald received a total LTIP Award of $503,125, of which one-half was paid in cash in January 2007, and the balance of his award will be paid in cash six months following his retirement date in accordance with Section 409A of the Internal Revenue Code. Mr. Frate received a total LTIP Award of $248,333, of which $124,175 was paid in cash.
Change in Pension Value and Nonqualified Deferred Compensation Earnings
     The change in pension value was calculated based on a discount rate of 6% and post-retirement mortality was based on the RP-2000 Combined Healthy Mortality table projected five years. In accordance with National City’s assumptions for the Financial Accounting Standards Board’s standard on employers’ accounting for pensions (FAS 87) valuations, 60% of qualified plan benefits are assumed to be paid as a partial lump sum and 40% are assumed to be paid as a life annuity. Benefits under the supplemental executive retirement plan and the supplemental cash balance retirement plan were assumed to be paid as a lump sum. Lump sums were valued using 4.75% interest and the mortality table specified in Revenue Ruling 2001-62. Present values were calculated assuming retirement at the earliest unreduced retirement age in the plan as follows: for the qualified retirement plan, the earlier of age 65 or age 62 with 20 years of service for participants who were in the plan as of December 31, 1998 and age 55 with 10 years of service for other participants; for the supplemental executive retirement plan, the earliest of age 65 or age 62 with 20 years of service or attainment of age plus service equaling 95; and for the supplemental cash balance retirement plan, age 55 with 10 years of service.
     As noted in footnote (4) to the Summary Compensation Table, no Named Executive Officer received preferential deferred compensation earnings.
All Other Compensation
     Footnote (5) to the Summary Compensation Table above provides a comprehensive description of the items and values included in the All Other Compensation column of the Summary Compensation Table.